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                          September 23, 2020

       Stephen R. Rizzone
       Chief Executive Officer
       Energous Corporation
       3590 North First Street, Suite 210
       San Jose, California 95134

                                                        Re: Energous
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed September 15,
2020
                                                            File No. 333-248832

       Dear Mr. Rizzone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Mark A. Leahy, Esq.